BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                                       February 12, 1999

Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W. Washington, DC  20549


Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on Black Box
          Corporation


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,

                                        Damian P. Reitemeyer

Enclosures



           SECURITIES AND EXCHANGE COMMISSION



                Washington, D.C.  20549



                       SCHEDULE 13G
         Under the Securities Exchange Act of 1934
                   (Amendment No. )*
                 Black Box Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $ .001)
          _______________________________________
                 TITLE OF CLASS OF SECURITIES
                         091826107
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
     (1) has a previous statement on file
     reporting beneficial ownership of more
     than five percent of the class of
     securities described in Item 1; and (2)
     has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
     13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
     (the Act) or otherwise subject to the
     liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 091826107                     Page 2 of 8 Pages
1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Corporation, its wholly-owned subsidiary, Bankers Trust Company and its indirect 50 percent owned affiliate Alex.
    Brown Investment Management. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]
3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation and Bankers Trust
     Company are New York Corporations. Alex. Brown
     Investment Management is a Maryland Limited
     Partnership.
































CUSIP No. 091826107                    Page 3 of 8 Pages



NUMBER OF     5. SOLE VOTING POWER
  SHARES           Bankers Trust Company      91,200 shares
                   Alex.Brown Investment
                     Management              666,428 shares
                                             757,628 shares

BENEFICIALLY 6. SHARED VOTING POWER
 OWNED BY          Bankers Trust Company          0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                                                  0 shares
EACH         7. SOLE DISPOSITIVE POWER
REPORTING          Bankers Trust Company     326,000 shares
                   Alex.Brown Investment
                     Management              666,428 shares
                                             992,428 shares
PERSON
             8. SHARED DISPOSITIVE POWER WITH
                   Bankers Trust Company          0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                                                  0 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   Bankers Trust Company    326,000 shares
                   Alex.Brown Investment
                     Management             666,428 shares
                                            992,428 shares





10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company      1.90%
                   Alex.Brown Investment
                     Management               3.86%
                                              5.76%



12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     Alex.Brown Investment Management-IA, PN

CUSIP No. 091826107                  Page 4 of 8 Pages

Item 1(a)    NAME OF ISSUER:

             Black Box Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1000 Park Drive
             Lawrence, PA  15055

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust Corporation, its wholly-
               owned subsidiary, Bankers Trust
               Company and its indirect 50 percent
               owned affiliate Alex.Brown Investment
               Management.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              For Bankers Trust Corporation and
              Bankers Trust Company

              130 Liberty Street
              New York, New York  10006

              For Alex.Brown Investment Management

              One South Street
              Baltimore, Maryland 21202


Item 2(c)    CITIZENSHIP:
             Bankers Trust Corporation and Bankers
             Trust Company are corporations
             incorporated in the State of New York
             with their principal business offices
             located in New York.

             Alex.Brown Investment Management is a
             Maryland limited partnership
             with its principal business
             office located in Maryland.



CUSIP No. 091826107                  Page 5 of 8 Pages




Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the
             Companys Common Stock at Par Value $.001.

Item 2(e)    CUSIP NUMBER:

             091826107


Item 3       THE PERSON FILING IS A:

          For Bankers Trust Corporation

      (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

      (b)  [X] Bank as defined in section 3(a)(6) of the Act.


           For Alex.Brown Investment Management

      (e)  [X] Investment Advisor registered under Section
                203 of the Investment Advisors Act of 1940




CUSIP No. 091826107                     Page 6 of 8 Pages

Item 4    OWNERSHIP:

          (a)  Amount Beneficially Owned:
                   Bankers Trust Company   326,000 shares
                   Alex.Brown Investment
                        Management         666,428 shares
                                           992,428 shares

          (b)  Percent of Class :
                   Bankers Trust Company      1.90%
                   Alex.Brown Investment
                     Management               3.86%
                                              5.76%


          (c)  Number of shares as to which the following
               have:
           (i)  sole power to vote or to direct the vote
                   Bankers Trust Company    91,200 shares
                   Alex.Brown Investment
                       Management          666,428 shares
                                           757,628 shares



           (ii)  shared power to vote or to direct the
                   vote -
                   Bankers Trust Company          0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                                                  0 shares


          (iii) sole power to dispose or to
                  direct the disposition of -
                   Bankers Trust Company      1.90%
                   Alex.Brown Investment
                     Management               3.86%
                                              5.76%




CUSIP No. 091826107                     Page 7 of 8 Pages

           (iv) shared power to dispose or to direct
             the disposition of -
                    Bankers Trust Company         0 shares
                    Alex.Brown Investment
                     Management                   0 shares
                                                  0 shares


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibits A and B.

Item 8       IDENTIFICATION AND CLASSIFICATION
             OF MEMBERS OF THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.


CUSIP No. 091826107                     Page 8 of 8

Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       as of December 31, 1998


Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary





Signature: Alex.Brown Investment Management


By:  /s/        J. Dorsey Brown, III
Name:           J. Dorsey Brown, III

Title:          Chief Executive Officer





                      Exhibit A


      The  chain  of ownership from Bankers Trust
Corporation  to Bankers Trust Company is shown below:
          Bankers Trust Corporation
                    |
                    |
                   100%
                    |
                    |
           Bankers Trust Company


                     Exhibit B

      The  chain  of ownership from Bankers Trust
Corporation to Alex.Brown Investment Management is shown below:

         Bankers Trust Corporation
                     |
                     |
                    100%
                     |
                     |
       BT  Alex. Brown Holdings Incorporated
                     |
   __________________|________________
|                                     |
|                                     |
|                                     |
|                                     |
|                                     |
|                                     |
|                                     |
49%                                  100%
|                                     |
|                                     |
Alex.Brown Investment Management   BT Alex. Brown Incorporated
       (limited partnership)          |
                                      |
                                      1%
                                      |
                                      |
                             Alex.Brown Investment Management
                               (limited partnership)